UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Cord Blood America, Inc.
                            ------------------------
                 (Name of Small Business Issuer in its charter)


                                     Florida
                                     -------
         (State or other jurisdiction of incorporation or organization)


                                   65-1078768
                                   ----------
                      (I.R.S. Employer Identification No.)


                      10940 Wilshire Boulevard, Sixth Floor
                          Los Angeles, California 90024
                          -----------------------------
              (Address of principal executive offices and zip code)


                                 (310) 443-4153
                                 --------------
                           (Issuer's telephone number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

HISTORY
-------

         Our company, Cord Blood America, Inc., is a Florida corporation which was formed in 1999. It did not commence business operations until it acquired Cord Partners, Inc., a Florida corporation ("CPI"), as of March 31, 2004. Since its formation in January 2003, CPI has been, and continues to be, engaged in the business of collecting, testing, processing and preserving umbilical cord blood, thereby allowing families to preserve cord blood at the birth of a child for potential use in future stem cell therapy.

         Shortly before the acquisition of CPI, Cord Blood America, Inc. changed its name from D & A Lending, Inc. to Cord Blood America, Inc. ("CBA"). CBA acquired all of CPI's issued and outstanding shares of common stock, making CPI a wholly-owned subsidiary of CBA. The business of CPI has become the only operating business of CBA and the directors and officers of CPI have assumed the management of CBA.

         In April 2004, we declared and paid to all of the shareholders of CBA a two for one stock split effected as a stock dividend.

         When used herein the term "Company" refers to the combined business entity of CBA and CPI, unless the context otherwise indicates.

INDUSTRY BACKGROUND
-------------------

         STEM CELLS. The human body is comprised of many types of cells with individual characteristics and specific functions. Cells with a defined or specialized function are referred to as differentiated. Examples of differentiated cells include nerve cells, red blood cells and skin cells. Differentiated cells are replaced and renewed over time from a population of rare, undifferentiated cells known as stem cells. As stem cells grow and proliferate, they are capable of producing both additional stem cells as well as cells that have differentiated to perform a specific function. Stem cell differentiation is prompted by specific cell-to-cell interactions or other molecular signals. These signals trigger a change in the cell's genetic profile, causing specific genes to become active and others to become inactive. As a result, the cell develops specialized structures, features and functions representative of its differentiated cell type.

         There are many types of stem cells in the human body. These stem cells are found in different concentrations and in different locations in the body during a person's lifetime. Current thinking suggests that each organ and tissue in the body is founded, maintained and possibly rejuvenated to different degrees, on a more or less continual basis, by specific stem cell populations naturally present in the body. Types of stem cells include:

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

         Hematopoietic stem cells. Hematopoietic, or blood, stem cells reside in the bone marrow. They can also be found in an infant's umbilical cord as well as circulating in very small numbers in the blood. Hematopoietic stem cells generate all other blood and immune system cells in the body.

         Neural stem cells. Neural stem cells can be found in the brain and spinal cord and are capable of differentiating into nerve and brain tissue.

         Mesenchymal stem cells. Mesenchymal stem cells can be found in bone marrow and differentiate into bone, cartilage, fat, muscle, tendon and other connective tissues.

         Pancreatic islet stem cells. Pancreatic islet stem cells can be found in the pancreas and differentiate into specialized cells of the pancreas including cells that secrete insulin.

         The ability of a stem cell to differentiate into multiple types of cells of a certain tissue is referred to as pluripotency. For example, a hematopoietic stem cell has the ability to differentiate into many types of blood and immune system cells. However, stem cells of one tissue type may also generate specialized cells of another tissue type, a characteristic referred to as plasticity. For example, under specific conditions, hematopoietic stem cells have been shown to generate specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems. These characteristics make stem cells highly flexible and very useful for a number of applications, including the potential use as therapeutics.

         CELL THERAPY. Cell therapy is the use of live cells as therapeutic agents to treat disease. This therapy involves the introduction of cells to replace or initiate the production of other cells that are missing or damaged due to disease. Currently, the most common forms of cell therapy include blood and platelet transfusions and bone marrow transplants.

         Bone marrow transplantation is a medical procedure in which hematopoietic stem cells are introduced into the body in order to regenerate healthy, functioning bone marrow. In this procedure, stem cells are obtained from a donor through a surgical procedure to remove approximately one liter of bone marrow. The donated bone marrow, including any "captured" stem cells, is then transfused into the patient. Stem cells for transplantation may also be obtained from peripheral blood or umbilical cord blood donations. Sometimes the stem cells used in the procedure are obtained from the patient's own bone marrow or blood. Bone marrow transplants can be used to:

         -- replace diseased bone marrow with healthy, functioning bone marrow for patients with blood diseases such as leukemia and aplastic anemia;

         -- replace bone marrow damaged by high-dose chemotherapy or radiation therapy used to treat patients with a variety of cancers such as lymphoma, neuroblastoma and breast cancer; and

         -- provide a genetically healthy and functioning bone marrow to treat patients with genetic diseases such as Hurler's syndrome and sickle cell anemia.

         In the course of a bone marrow transplant procedure, the patient is treated with high doses of chemotherapy and radiation to eliminate any diseased or damaged tissue from the patient's body. Following chemotherapy and radiation, hematopoietic stem cells to be transplanted are injected into the patient's bloodstream, where they find their way to the bone cavity. Once established in the bone, they begin to grow, or engraft, and produce cells of the blood and immune systems.

         Bone marrow transplantation has been successfully employed in the treatment of a variety of cancers and other serious diseases since the 1960s. In 2000, clinicians performed approximately 27,000 stem cell transplants in the United States.

         The flexibility and plasticity of stem cells has led many researchers to believe that stem cells have tremendous promise in the treatment of diseases other than those currently addressed by stem cell procedures. Researchers have reported progress in the development of new therapies utilizing stem cells for the treatment of cancer, neurological, immunological, genetic, cardiac, pancreatic, liver and degenerative diseases.

UMBILICAL CORD BLOOD BANKING
----------------------------

         The success of current and emerging cell therapies is dependent on the presence of a rich and abundant source of stem cells. Umbilical cord blood has been emerging as an ideal source for these cells. As information about the potential therapeutic value of stem cells has entered the mainstream, and following the first successful cord blood transplant performed in 1988, cord blood collection has grown rapidly.

         In the past decade, several public and private cord blood banks have been established to provide for the collection and preservation of these cells. Public cord blood banks collect and store umbilical cord blood donated by women at the birth of the child. This blood is preserved and made available for a fee (usually $10,000 to $20,000) to anyone who needs it in the future. We do not currently collect or store donated cord blood units. Private, or family, cord blood banks such as CPI collect and store umbilical cord blood on a fee-for-service basis for families. This blood is preserved and made available to the family in the event the family needs stem cells for a transplant. While stem cells have been successfully recovered from cord blood after at least fifteen years of storage in liquid nitrogen, these cells should theoretically be able to retain their usefulness at least as long as the normal life span of an individual.

         We estimate that the demand for family cord blood banking is currently between one and two percent of the approximately four million births in the US each year. Over the past two years, the number of cord blood units banked has grown significantly. We believe our potential market could grow significantly due to:

         -- increased awareness about the availability and benefits of preserving cord blood;

         -- growing endorsement by the medical community; and

         -- new applications for cell therapy.

SERVICES PROVIDED BY CPI
------------------------

         Through our CPI subsidiary, we collect, test, process and preserve umbilical cord blood. Our customers are expectant parents who choose to collect and store umbilical cord blood at the birth of their child for potential use in a stem cell transplant at a later date for that child or for another family member. We have established a strong position in this emerging field.

         Private cord banking has been growing in acceptance by the medical community and has become increasingly popular with families. For an initial fee of $1,595 and $95 for storage each year thereafter, we provide the following services to each customer:

         Collection. We provide a kit that contains all of the materials necessary for collecting the newborn's umbilical cord blood at birth and packaging the unit for transportation. The kit also provides for collecting a maternal blood sample for later testing.

         Full-Time Physician and Customer Support. We provide 24-hour consulting services to customers as well as to physicians and labor and delivery personnel, providing any instruction necessary on the collection of the cord blood.

         Transportation. We manage all logistics for transporting the cord blood unit to our centralized facility immediately following birth. This procedure ensures chain-of-custody control during transportation for maximum security.

         Comprehensive Testing. At the laboratory, the cord blood unit sample is tested for stem cell concentration levels and blood type. The cord blood unit and the maternal blood sample are also tested for infectious diseases. We report these results to both the mother and her doctor.

         Cord Blood Preservation. After processing and testing, we freeze the cord blood unit in a controlled manner and store it in liquid nitrogen for potential future use. Data indicates that cord blood retains viability and function for at least fifteen years when stored in this manner and theoretically could be maintained at least as long as the normal life span of an individual.

         Moreover, we believe that the advancement of hematopoietic stem cell therapy, and the introduction of new stem cell therapies, will further drive demand for cord blood banking.

         All of our processing and storage of cord blood units occurs through contract arrangements with third parties. At present, all of our cord blood units are stored at Bergen Community Regional Blood Center, Paramus, New Jersey.

BLOOD BANK SERVICE AGREEMENT
----------------------------

         Pursuant to our Service Agreement with Bergen Community Regional Blood Center, the blood center tests all cord blood received from CPI and stores the cord blood in computerized, temperature monitored liquid nitrogen vapor tanks or other suitable storage units. Individual cord blood samples can be retrieved upon request.

         Our agreement with the blood center runs through June 30, 2012. However, our agreement may be terminated by either party on 90 days notice. The blood center is compensated for its services based upon the number of umbilical cord blood units stored with it by CPI each month.

PATENT LICENSE AGREEMENT
------------------------

         PharmaStem Therapeutics, Inc. ("PharmaStem") holds certain patents relating to the storage, expansion and use of hematopoietic stem cells. In the past two years, PharmaStem has commenced suit against numerous companies involved in cord blood collection and preservation alleging infringement of its patents. In October 2003, after a jury trial, judgment was entered against certain of our competitors and in favor of PharmaStem in one of those suits.

         In February 2004, PharmaStem commenced suit against CPI and certain of its competitors alleging infringement of its patents. Management of CPI determined to settle, rather than to litigate, this matter. As a result, PharmaStem and CPI entered into a Patent License Agreement in March 2004.

         Pursuant to the Patent License Agreement, CPI may, on a non-exclusive basis, collect, process and store cord blood utilizing PharmaStem technology and processes covered by its patents for so long as the patents may remain in effect. CPI is obligated under the Patent License Agreement to pay royalties to PharmaStem of 15% of all revenues generated by CPI from the collection and storage of cord blood on and after January 1, 2004. Other than royalties, no amount is payable by CPI to PharmaStem. All litigation between the parties was dismissed and all prior claims were released.

MARKETING
---------

         The marketing of our services is based upon the education of our potential customers. Most people do not know about the medical benefits that stem cells can provide and, even when they do, they may not know that stem cells saved from the birth of their child could have significant value to their family. We attempt to inform and educate our potential customers as to these benefits.

         Our marketing campaigns are designed to capture as many qualified leads as possible so as to enable us to educate them about their storage options. At present, our marketing focuses on the following: personal referrals, professional referrals, internet advertising, print advertising, radio advertising, television advertising, direct mail, baby fairs and public relations.

         We funnel our leads through a well defined process which utilizes numerous methods for educating our potential clients, including direct mail, email and telephone consultations. To us, the most important aspect of our work is to try to teach expectant families what their umbilical cord blood storage options may be. While we would like to convert all leads into customers, it is most important that each family is aware of the private and public storage options available to them so that they can make an informed decision.

COMPETITION
-----------

         Our cord blood banking competitors include other private cord blood banks such as Viacell, Inc., Cbr Systems, Inc. and Cryo-Cell International, Inc. and Corcell, Inc. Some of our competitors charge a lower price for their services than we do, and many enjoy greater resources than we do. Our ability to compete with other family and public cord blood banks will depend on our ability to distinguish ourselves as a leading provider of quality cord blood banking services.

GOVERNMENT REGULATION
---------------------

         The cord blood banking service provided by CPI is subject to Food and Drug Administration ("FDA") regulations requiring infectious disease testing. CPI has registered with the FDA as a cord blood banking service, has listed its products with the FDA, and will be subject to FDA inspection. In addition, the FDA has proposed good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products as well as proposed rules for donor suitability. Furthermore, the FDA may develop standards for these products.

         Consistent with industry practice, the CPI cord blood collection kits have not been cleared as a medical device. The FDA could at any time require us to obtain medical device premarket notification clearance or approval for the collection kits. Securing any necessary medical device clearance or approval for the cord blood collection kits may involve the submission of a substantial volume of data and may require a lengthy substantive review. The FDA could also require that we cease using the collection kit and require us to obtain medical device pre-market notification clearance or approval prior to further use of the kits.

         Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks, such as our storage facility, be licensed. Our blood storage facility, Bergen Community Regional Blood Center, is currently licensed to operate in these two states. If other states adopt requirements for licensing of cord blood services, either our blood storage facility or we would have to obtain licenses to continue providing services in those states.

EMPLOYEES
---------

         At present, we employ three persons on a full time basis. We believe our relations with our employees to be excellent.

REPORTS TO SECURITY HOLDERS
---------------------------

         Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon effectiveness of this Form 10-SB and in accordance with NASDAQ Rule 6530, we intend to file annual and quarterly reports with the Commission. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS
------------------------------------------------

RISKS RELATED TO OUR BUSINESS
-----------------------------

WE HAVE A HISTORY OF LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY.
----------------------------------------------------------------

         We incurred a loss for our first year of operations. For the year ended December 31, 2003, we incurred a net loss of $45,838. As of December 31, 2003 we had a capital deficit of $40,401. We expect our expenses to increase as a result of our recent Patent License Agreement with PharmaStem. As a result, we will need to generate significant additional revenues to achieve and maintain profitability. We cannot assure our shareholders that we will achieve significant additional revenues, or that we will become profitable and, if so, sustain profitability into the future. It is possible that we may encounter unexpected expenses. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may need to obtain working capital in the future. There can be no assurance that we will be able to successfully complete any such financing arrangements or that the amounts raised would meet our cash flow needs. We cannot assure our shareholders that additional capital will be available to us in the future on favorable terms, or at all. The various elements of our business strategies, including marketing activities and obtaining increased market acceptance, may require additional future capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund those business activities essential to operate profitably, including further sales and marketing activities, would be significantly limited.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL.
----------------------------------------

         As of March 31, 2004, the Company had $37,945 in cash. We believe that we have sufficient operating capital only for a few months. There can be no assurance that sales will continue to increase or even maintain current levels. We will require additional capital to fund our operations. The failure of the Company to obtain financing as needed would have a material adverse effect upon the Company and its business as we believe our current cash position will enable us to sustain current operations for a short period of time. If additional funds are obtained by issuing equity securities and/or debt securities convertible into equity, dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. There can be no assurances, however, that additional financing will be available when needed, or if available, on acceptable terms. There are no current agreements, arrangements, or understandings for any equity and/or debt financing. The failure of the Company to obtain such financing as required or otherwise desired will have a material adverse effect upon the Company, its business and operations.

OUR FINANCIAL STATEMENTS ARE SUBJECT TO A "GOING CONCERN" QUALIFICATION.
-----------------------------------------------------------------------

         Our financial statements appearing elsewhere in this report have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management realizes that we must generate capital and revenue resources to enable us to achieve profitable operations. We are planning on obtaining additional capital by achieving at least break-even cash flow from operations and selling equity and/or debt securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon us obtaining additional revenues and equity capital and ultimately achieving profitable operations. No assurances can be made that we will be successful in these activities. Should any of these events not occur, our financial statements will be materially affected.

IF OUR UMBILICAL CORD BLOOD STORAGE SERVICES DO NOT ACHIEVE CONTINUED MARKET
----------------------------------------------------------------------------
ACCEPTANCE WE WILL NOT BE ABLE TO GENERATE REVENUE NECESSARY TO SUPPORT OUR
---------------------------------------------------------------------------
BUSINESS.
--------

         We anticipate that service fees from the processing and storage of umbilical cord blood will comprise substantially all of our revenues for the foreseeable future and, therefore, our future success depends on the successful and continued market acceptance of this service. Broad use and acceptance of our service requires marketing expenditures and education and awareness of consumers and medical practitioners, and the time and expense required to accomplish such education and awareness of our services and its potential benefits could adversely affect market acceptance. Successful commercialization of our services will also require that we satisfactorily address the needs of various medical practitioners that constitute a target market to reach consumers of our services and to address potential resistance to recommendations for our services. If we are unable to gain market acceptance of our services, we will not be able to generate enough revenue to achieve and maintain profitability.

WE MAY NOT BE ABLE TO SUCCESSFULLY GROW OR OPERATE OUR BUSINESS.
---------------------------------------------------------------

         Our business may decline, may not grow or may grow more slowly than expected. There can be no assurance that we will be able to grow or effectively operate our business. To the extent we are unable to achieve growth in our business we may continue to incur losses. We cannot assure you that we will be successful or make progress in the growth and operation of our business. Our success will depend in large part on widespread market acceptance of cryopreservation of cord blood. Our current and future expense levels are based on our operating plans and estimates of future revenues and are subject to increase as we implement our strategy. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on our business, operating results and financial condition. Further, if we should substantially increase our operating expenses to increase sales and marketing and such expenses are not subsequently followed by increased revenues, our operating performance and results would be adversely effected and if sustained could have a material adverse effect on our business. To the extent we implement cost reduction efforts to align our costs with revenue, our revenue could be adversely affected.

WE ARE DEPENDENT UPON A THIRD PARTY FACILITY FOR THE STORAGE OF UMBILICAL CORD
------------------------------------------------------------------------------
BLOOD. IF OUR STORAGE ARRANGEMENTS TERMINATE FOR ANY REASON, WE MAY NOT BE ABLE
-------------------------------------------------------------------------------
TO PROVIDE CORD BLOOD BANKING SERVICES FOR SOME PERIOD OF TIME.
--------------------------------------------------------------

         We do not own or operate a storage facility for umbilical cord blood. All cord blood collected from our customers is stored at Bergen Community Regional Blood Center, Paramus, New Jersey. If our storage arrangements with Bergen Community Regional Blood Center terminate for any reason, then we may not be able to continue to provide our cord blood banking services for some period of time. Even if we are able to negotiate an extension of our existing agreement or enter into one or more new agreements, we may not be able to obtain favorable terms.

A FAILURE IN THE PERFORMANCE OF OUR CRYOPRESERVATION STORAGE FACILITY OR SYSTEMS
--------------------------------------------------------------------------------
COULD HARM OUR BUSINESS AND REPUTATION.
--------------------------------------

         To the extent our cryopreservation storage service is disrupted, discontinued or the performance is impaired, our business and operations could be adversely affected. We store all of our specimens at the Bergen Community Regional Blood Center in Paramus, New Jersey. Any failure, including network, software or hardware or equipment failure, that causes a material interruption or discontinuance in our cryopreservation storage of stem cell specimens could result in stored specimens being damaged and unable to be utilized. Specimen damage, including loss in transit to the Bergen Community Regional Blood Center facility, could result in litigation against us and reduced future revenue to us, which in turn could be harmful to our reputation. Our insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our ability to maintain proper, continued, cryopreservation storage services. Any material disruption in our ability to maintain continued uninterrupted storage systems could have a material adverse effect on our business, operating results and financial condition. Our systems and operations are vulnerable to damage or interruption from fire, flood, equipment failure, break-ins, tornadoes and similar events for which we do not have redundant systems or a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for losses that may occur.

WE ARE DEPENDENT UPON A PATENT LICENSE AGREEMENT FOR CERTAIN TECHNOLOGY AND
---------------------------------------------------------------------------
PROCESSES UTILIZED TO COLLECT, PROCESS AND STORE UMBILICAL CORD BLOOD. IF OUR
-----------------------------------------------------------------------------
LICENSING ARRANGEMENT TERMINATES FOR ANY REASON, WE MAY NOT BE ABLE TO COLLECT,
-------------------------------------------------------------------------------
PROCESS OR STORE UMBILICAL CORD BLOOD FOR SOME PERIOD OF TIME.
-------------------------------------------------------------

         Pursuant to the Patent License Agreement, CPI may, on a non-exclusive basis, collect, process and store cord blood utilizing PharmaStem technology and processes covered by its patents for so long as the patents may remain in effect. If our licensing arrangement with PharmaStem terminates for any reason, then we may not be able to provide our cord blood banking services for some period of time. Even if we are able to negotiate a new agreement with PharmaStem, we may not be able to obtain favorable terms.


IF WE DO NOT OBTAIN AND MAINTAIN NECESSARY DOMESTIC REGULATORY REGISTRATIONS,
-----------------------------------------------------------------------------
APPROVALS AND COMPLY WITH ONGOING REGULATIONS, WE MAY NOT BE ABLE TO MARKET OUR
-------------------------------------------------------------------------------
CORD BLOOD BANKING SERVICES.
---------------------------

         The cord blood banking services provided by us are currently subject to FDA regulations requiring infectious disease testing. We have registered with the FDA as a cord blood banking service, listed our products with the FDA, and will be subject to FDA inspection. In addition, the FDA has proposed new good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products as well as proposed rules for donor suitability. We believe that we are in compliance with existing regulatory requirements.

         We may not be able to comply with any future regulatory requirements that may be imposed on us, including product standards that may be developed after the date hereof. Moreover, the cost of compliance with government regulations may adversely affect our revenue and profitability. Failure to comply with applicable regulatory requirements can result in, among other things, injunctions, operating restrictions, and civil fines and criminal prosecution. Delays or failure to obtain registrations could have a material adverse effect on the marketing and sales of our services and impair our ability to operate profitably in the future.

         Consistent with industry practice, the CPI cord blood collection kits have not been cleared as a medical device. The FDA could at any time require us to obtain medical device premarket notification clearance or approval for the collection kits. Securing any necessary medical device clearance or approval for the cord blood collection kits may involve the submission of a substantial volume of data and may require a lengthy substantive review. The FDA could also require that we cease using the collection kit and require us to obtain medical device pre-market notification clearance or approval prior to further use of the kits.

         Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks be licensed. Our cord blood storage facility is currently licensed to operate in these two states. If other states adopt requirements for the licensing of cord blood banking services, either our cord blood storage facility or we would have to obtain licenses to continue providing services in those states.

BECAUSE OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL AND THERAPEUTIC CHANGES
------------------------------------------------------------------------------
AND NEW DEVELOPMENTS, OUR FUTURE SUCCESS WILL DEPEND ON THE CONTINUED VIABILITY
-------------------------------------------------------------------------------
OF THE USE OF STEM CELLS.
------------------------

         Our success will depend to a significant extent upon our ability to enhance and expand the use of and utility of our services so that they gain increased market acceptance. There can be no assurance that expectant parents will use our services or that our services will provide competitive advantages with current or future technologies. Failure to achieve increased market acceptance could have a material adverse effect on our business, financial condition and results of operations. The use of stem cells in the treatment of disease is subject to potentially revolutionary technological, medical and therapeutic changes. Future technological and medical developments could render the use of stem cells obsolete and unmarketable. In addition, there may be significant advances in other treatment methods, such as genetics, or in disease prevention techniques, which could significantly reduce the need for the services we provide.

OUR INFORMATION SYSTEMS ARE CRITICAL TO OUR BUSINESS, AND A FAILURE OF THOSE
----------------------------------------------------------------------------
SYSTEMS COULD MATERIALLY HARM US.
--------------------------------

         We depend on our ability to store, retrieve, process and manage a significant amount of information. If our information systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could have a material adverse effect on our business.

THE CORD BLOOD BANKING MARKET IS INCREASINGLY COMPETITIVE.
---------------------------------------------------------

         Cord blood banking and stem cell preservation is becoming an increasingly competitive business. The barriers to entry are relatively low. Our business faces competition from other operators of cord blood and stem cell preservation businesses and providers of cord blood and stem cell storage services. Certain of our competitors have greater financial and other resources than we do. Competitors with greater access to financial resources may enter our markets and compete with us. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to grow our revenue and maintain our existing business on terms that are favorable to us.

IF WE ARE NOT ABLE TO RECRUIT AND RETAIN QUALIFIED MANAGEMENT PERSONNEL, WE MAY
-------------------------------------------------------------------------------
FAIL TO DEVELOP OUR POTENTIAL BUSINESS OPPORTUNITIES.
----------------------------------------------------

         Our success is highly dependent on the retention of the principal members of our management and sales personnel. Matthew L. Schissler, our Chairman and Chief Executive Officer, is critical to our ability to execute our overall business strategy. Stephanie A. Schissler is critical to our marketing and sales efforts. We do not presently have any key man life insurance on these persons; while we intend to apply for such insurance in such amounts as we deem appropriate, it is uncertain at this time as to when we will apply for and obtain such insurance.

         Although we are not aware that any of our key employees are currently planning to retire or leave the company, any key employee could terminate his or her relationship with us at any time and, subject to any non-competition agreement with us, work for one of our competitors. Furthermore, our future growth will require hiring a significant number of qualified management, administrative and sales personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or achieve our business objectives.

RISKS RELATED TO OUR STOCK
--------------------------

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP OR BE SUSTAINED,
-----------------------------------------------------------------------------
AND OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE.
-------------------------------------------------------------

         Our common stock does not trade in a public market. While we hope to establish a public market for our common stock, such a market may not develop or be sustained. As a result, our investors may not be able to sell their shares quickly or at the market price if trading in our stock is not active. If a public market does develop, the number of shares available for sale is, at least initially, anticipated to be limited. Therefore, the share price may be volatile.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK, OR THE AVAILABILITY OF THOSE
------------------------------------------------------------------------------
SHARES FOR FUTURE SALE, COULD ADVERSELY AFFECT OUR STOCK PRICE AND LIMIT OUR
----------------------------------------------------------------------------
ABILITY TO RAISE CAPITAL.
------------------------

         We are unable to predict the effect, if any, that future sales of common stock or the potential for such sales may have on the market price of the common stock prevailing from time to time. Of the 25,037,200 issued and outstanding shares of common stock of the Company, 4,127,200 shares are believed to be capable of being sold or transferred without registration under the Securities Act of 1933. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

WE HAVE NOT PAID CASH DIVIDENDS AND DO NOT EXPECT TO IN THE FORESEEABLE FUTURE,
-------------------------------------------------------------------------------
WHICH MEANS THAT THE VALUE OF OUR SHARES CANNOT BE REALIZED EXCEPT THROUGH SALE.
-------------------------------------------------------------------------------

         We have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying cash dividends in the future, it is likely that the only opportunity to realize the value of our common stock will be through a sale of those shares. The decision whether to pay cash dividends on common stock will be made by the Board of Directors from time to time in the exercise of its business judgment. Furthermore, we may be restricted from paying dividends by the terms of any credit facility we enter into.

THE OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED IN THE HANDS OF OUR EXISTING
------------------------------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS. AS A RESULT, YOU MAY NOT BE ABLE TO EXERT
---------------------------------------------------------------------------
MEANINGFUL INFLUENCE ON SIGNIFICANT CORPORATE DECISIONS.
-------------------------------------------------------

         Our directors and executive officers beneficially own, in the aggregate, approximately 64.4% of our outstanding shares of common stock. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of our company at a premium price even if beneficial to our other stockholders.

VARIOUS ANTITAKOVER PROVISIONS ARE CONTAINED IN OUR AMENDED AND RESTATED
------------------------------------------------------------------------
ARTICLES OF INCORPORATION AND OUR AMENDED AND RESTATED BYLAWS.
-------------------------------------------------------------

         Our Amended and Restated Articles of Incorporation provide for a staggered Board of Directors. Mr. Vicente's term expires in 2005, Mr. Weir's term expires in 2006 and Mr. Schissler's term expires in 2007. Our Amended and Restated Articles of Incorporation, as amended, also provide for a substantial number of shares of common stock and "blank check" preferred stock authorized for issuance solely by action of the Board of Directors. Our Amended and Restated Bylaws provide, among other things, that nominations for election to our Board of Directors, other than those made by the Board of Directors, must be made by written notification delivered to the Company not less than 20 and not more than 50 days prior to any annual or special meeting of shareholders called for the election of directors. Such provisions may have the effect of discouraging any takeover of the Company by others.

OUR COMMON STOCK MAY BE SUBJECT TO THE SEC'S PENNY STOCK SALES RULES.
--------------------------------------------------------------------

         The SEC has adopted regulations which generally define penny stock to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker/dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these regulations, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. These regulations may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such regulations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         ------------------------------------

GENERAL
-------

         In addition to the historical information contained herein, we make statements in this Report on Form 10-SB that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors, certain of which are discussed herein under the heading "Factors That May Affect Future Operating Results," that could cause our actual performance or achievements to be materially different from those expressed in any forward-looking statements made by or on our behalf. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. We do not assume the obligation to update or revise any forward looking statements.

         We are a development stage company. Active operations of our subsidiary corporation, Cord Partners, Inc., commenced in January 2003. We acquired our subsidiary corporation as of March 31, 2004. Therefore, we have only a limited operating history.

         For the year ended December 31 2003, CBA had no revenues or earnings, and CPI had revenues of $281,175 and a net loss of $45,838. We believe that revenues will increase during 2004 as the result of increased sales of our services. We believe that our sales will increase as the result of our marketing efforts. In 2004, we have increased our internet advertising and commenced advertising in print media, radio and baby fairs. In addition, in March 2004, we implemented a price increase for our services. This price increase is intended to offset, at least in part, the anticipated increase in our cost of services resulting from our entering into a Patent License Agreement with PharmaStem.

         For the year ended December 31, 2003, the cost of CPI's services was $198,770. We anticipate that our cost of our services will increase as our sales and revenues increase. In addition, we believe that our cost of services will increase as the result of payments required to be made to PharmaStem commencing as of January 1, 2004, which were not required during 2003.

         For the year ended December 31, 2003, administrative and selling expenses of CPI were $128,243. We anticipate that administrative and selling expenses will increase during 2004 as the result of increased marketing expenses, employee salaries and benefits, lease expense, professional fees and insurance.

         At December 31 2003, CPI had current assets of $20,254 and current liabilities of $60,655. At December 31, 2003, CPI had deferred revenue of $19,534. We anticipate that deferred revenues will increase as our revenues and sales increase. In the period from January through March 2004, our subsidiary corporation sold shares of common stock to an investor for $185,000 in cash, thereby increasing its working capital.

         We anticipate that we will continue to have cash flow difficulties for at least the remainder of 2004. Although no assurances can be given, we believe that our cash flow deficit will improve as revenues and sales increase. In addition, although no assurances can be given, we believe that we may be able to secure additional equity investments.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

         We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.  DESCRIPTION OF PROPERTY
         -----------------------

         We have a month-to-month arrangement with an unaffiliated third party pursuant to which we lease approximately 400 square feet of office space, and we are provided with other office services, at 10940 Wilshire Boulevard, Sixth Floor, Los Angeles, California 90024 for a monthly rental of approximately $2,920.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

         The following information relates to those persons who are the beneficial owners of five percent or more of our outstanding shares of common stock:

NAME AND ADDRESS OF         AMOUNT AND NATURE OF                PERCENT
BENEFICIAL OWNER (1)        BENEFICIAL OWNERSHIP (2)(3)       OF CLASS (4)
--------------------------------------------------------------------------

Matthew L. Schissler        8,050,000                               32.2

Stephanie A. Schissler      8,050,000                               32.2

----------
(1) The address for each of the persons listed above is c/o CBA, 10940 Wilshire Boulevard, Sixth Floor, Los Angeles, CA 90024.

(2) These shares are directly owned by each listed shareholder.

(3) After giving effect to a two for one stock split effected as a stock dividend effective as of April 2, 2004.

(4) The percentage is based upon 25,037,200 shares of issued and outstanding common stock as of April 30, 2004.

         The following information relates to the shares of common stock beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group:

NAME AND ADDRESS OF                AMOUNT AND NATURE OF             PERCENT
BENEFICIAL OWNER (1)               BENEFICIAL OWNERSHIP (2)(3)    OF CLASS (4)
------------------------------------------------------------------------------

Matthew L. Schissler                 8,050,000                         32.2

Stephanie A. Schissler               8,050,000                         32.2

Joseph R. Vicente                            0                            0

Stephen Weir                            20,000                             (5)

All directors and executive
officers as a group (4 persons)     16,120,000                         64.4

----------
(1) The address for each of the persons listed above is c/o CBA, 10940 Wilshire Boulevard, Sixth Floor, Los Angeles, CA 90024.

(2) These shares are directly owned by each listed shareholder.

(3) After giving effect to a two for one stock split effected as a stock dividend effective as of April 2, 2004.

(4) The percentage is based upon 25,037,200 shares of issued and outstanding common stock as of April 30, 2004.

(5) Less than one percent.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
         ---------------------------------------------------------------

         The names, ages and positions of all of our current directors and executive officers are listed below, followed by a summary of their respective business experience during the past five years.

NAME                         AGE                 POSITION
-----------------------------------------------------------------------------
Matthew L. Schissler          33        Chairman of the Board and
                                        Chief Executive Officer

Stephanie A. Schissler        31        President and Chief Operating Officer

Joseph R. Vicente             41        Director

Stephen Weir                  31        Director

         Matthew L. Schissler is one of the founders of CPI. He has served as Chairman of the Board and Chief Executive Officer of CPI since its inception in January 2003. From April 2001 until January 2003, Mr. Schissler was the President and Chief Executive Officer of Rainmakers International, Inc., an advertising agency which he founded. From 1994 through March 2001, Mr. Schissler held various management sales positions at TMP Worldwide, Inc., a personnel staffing company.

         Stephanie A. Schissler is one of the founders of CPI. She has served as President and Chief Operating Officer of CPI since its inception in January 2003. From September 2001 until December 2002, Mrs. Schissler was an account executive with Paychex Business Solutions, Inc., a payroll services company. From April 2001 through August 2001, she was a director of business development at Mills & Murphy Software Systems, Inc., a software developer and reseller. From February 1996 through December 2000, she held various sales and managerial positions with TMP Worldwide, Inc.

         Joseph R. Vicente is one of the founders of The Empower Network, Inc., a personnel staffing consulting company. Since September 2003, he has served as President and Chief Operating Officer of The Empower Network, Inc. From July 2002 through August 2003, Mr. Vicente served as a Vice President of Workplace Technology Ventures, Inc., a software developer. From 1993 through March 2002, Mr. Vicente held various management sales positions at TMP Worldwide, Inc.

         Stephen Weir is one of the founders of Gecko Media, Inc., a website development company. Since 2002, he has served as President of Gecko Media, Inc. Mr. Weir was also a founder of Global Interactive Network Systems, Inc., a network consulting company. From 1996 to 2002, Mr. Weir served as President of Global Interactive Network Systems, Inc.

TERMS OF OFFICE
---------------

         The Company's Amended and Restated Articles of Incorporation provide for three classes of directors, and further provide that directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority vote of the directors then in office, and the directors so chosen will hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director. All directors hold office, subject to such staggered board provisions, until the next annual meeting of shareholders of the Company and until their successors are elected and qualified.

         Officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the annual meeting of shareholders. Officers hold office until the first meeting of directors following the next annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

FAMILY RELATIONSHIPS
--------------------

         Matthew L. Schissler and Stephanie A. Schissler are married. There are no other family relationships among the directors or executive officers of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
----------------------------------------

         None of our officers, directors, promoters or control persons have been involved in the past five years in any of the following:

         (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the SEC or the U.S. Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION
         ----------------------

MANAGEMENT COMPENSATION
-----------------------

         No member of our management earned more than $100,000 in the year ended December 31, 2003.

COMPENSATION OF DIRECTORS
-------------------------

         We have not yet implemented any standard arrangements for the compensation of directors of the Company. In April 2004, as recognition of their service, each of the Company's two non-management directors, Joseph R. Vicente and Stephen Weir, have been granted options to purchase 50,000 shares of our common stock at an exercise price of $0.25 per share. Such options may be exercised at any time after April 28, 2005. In addition, we reimburse Messrs. Vicente and Weir for their out-of-pocket expenses necessary to attend meetings of the Board of Directors.

EMPLOYMENT AGREEMENTS
---------------------

         We have entered into five year employment agreements with our two executive officers, Matthew L. Schissler and Stephanie A. Schissler. Pursuant to our employment agreement with Mr. Schissler, Mr. Schissler serves as Chairman of the Board and Chief Executive Officer of the Company at an annual salary of $125,000 through December 31, 2004. Mr. Schissler's annual salary increases to $150,000 as of January 1, 2005 and to $175,000 as of January 1, 2006. His salary is thereafter adjusted in accordance with changes in the cost of living index. Mr. Schissler is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Mr. Schissler is subject to non-competition and confidentiality requirements.

         Pursuant to our employment agreement with Stephanie A. Schissler, Mrs. Schissler serves as President and Chief Operating Officer of the Company at an annual salary of $125,000 through December 31, 2004. Mrs. Schissler's annual salary increases to $150,000 as of January 1, 2005 and to $175,000 as of January 1, 2006. Her salary is thereafter adjusted in accordance with changes in the cost of living index. Mrs. Schissler is entitled to receive performance bonuses as may from time to time be determined by the Board of Directors and certain fringe benefits. Mrs. Schissler is subject to non-competition and confidentiality requirements.

STOCK OPTIONS
-------------

         We have granted options to purchase 500,000 shares of our common stock to three employees of the Company, including Mr. Schissler and Mrs. Schissler. All of the options were granted at an exercise price of $0.25 per share. For each employee, 125,000 options vest on April 29, 2005, an additional 125,000 options vest on April 29, 2006, an additional 125,000 options vest on April 29, 2007 and an additional 125,000 options vest on April 29, 2008. Vested options may be exercised at any time through April 28, 2014.

CHANGE IN CONTROL OF THE COMPANY
--------------------------------

         There are no provisions in our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws that would delay, defer, or prevent a change in control, except to the extent as may be influenced by the staggered board of directors provisions in our Amended and Restated Articles of Incorporation and the ability of the Board of Directors to issue shares of preferred stock with such designations, rights and preferences as the Board of Directors may, in its sole discretion, determine. We have no current plans to issue any of such preferred stock.

         If, subsequent to a change in control of the Company which is not approved by the Company's Board of Directors, the employment of Matthew. L. Schissler or Stephanie A. Schissler is terminated for any reason other than death, disability, cause or good reason, then we are obligated to pay to either or both of Mr. Schissler or Mrs. Schissler, as the case may be, an amount in cash equal to the sum of that person's then current salary and most recent bonus, multiplied by three.

         Upon a change in control of the Company which is not approved by the Company's Board of Directors, all outstanding options to purchase our shares of common stock which have not previously vested will vest and become immediately exercisable. As a result, upon a change in control of the Company which is not approved by the Company's Board of Directors, up to 1,700,000 options to purchase shares could vest and become exercisable.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------

         During the past two years, we have not entered into a transaction, nor are any transactions currently proposed, with a value in excess of $60,000 with an officer, director or beneficial owner of 5% or more of our common stock, or with any member of the immediate family of any of the foregoing named persons or entities, except as follows:

         CPI is a party to a Web Development and Maintenance Agreement with Gecko Media, Inc. Stephen Weir, a director of the Company, is a founder, principal shareholder, director and officer of Gecko Media, Inc. Pursuant to the Web Development and Maintenance Agreement, we pay to Gecko Media, Inc. the amount of $5,000 per month for March through May 2004, and the amount of $10,000 per month for June 2004 through March 2006, for development, maintenance and hosting of our website. In addition, we have granted to Gecko Media, Inc. options to purchase 150,000 shares of our common stock at $.25 per share. If

Gecko Media, Inc. performs its obligations under the Web Development and Maintenance Agreement, then in March 2005, we will be obligated to issue to Gecko Media, Inc. options to purchase an additional 150,000 shares of our common stock at $1.00 per share.

ITEM 8.  DESCRIPTION OF SECURITIES
         -------------------------

COMMON STOCK
------------

         We are authorized to issue 100,000,000 shares of common stock, par value $.0001 per share. As of April 30, 2004, 25,037,200 of our shares of common stock were issued and outstanding after giving effect to a two for one stock split effected as stock dividend effective as of April 2, 2004.

         Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than fifty percent of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Except with respect to the election of directors, action may be taken without a meeting if a written consent setting forth the action taken is signed by holders of not less than the minimum number of shares necessary to authorize the action at a meeting if all shares entitled to vote were present and voted. If the consent of all shares entitled to vote is not obtained, within ten days of obtaining the consent by a sufficient number of shares to approve the vote, subsequent notice must be given to holders who did not so consent.

         Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of the shares of common stock have no preemptive, conversion, or subscription rights, and shares are not subject to redemption. All outstanding shares of common stock are, and the shares being offered hereby will be, fully paid and non-assessable.

PREFERRED STOCK
---------------

         We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.0001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of April 30, 2004, none of our shares of preferred stock were issued or outstanding. Any future issuances of preferred stock could dilute the voting rights and economic interests of holders of shares of common stock. As of the date hereof, no shares of preferred stock are issued and outstanding.

         The issuance of preferred stock, under certain circumstances, may have the effect of discouraging, delaying or preventing a change in control of the Company.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         ---------------------------------------------------------------
         AND OTHER SHAREHOLDER MATTERS
         -----------------------------

TRADING MARKET
--------------

         Our shares of common stock have never traded on any securities exchange. We plan to make application to permit our common stock to trade on the over-the-counter bulletin board (OTCBB) after this Registration Statement on Form 10-SB may become effective. There can be no assurance that an active public market for our common stock will develop or be sustained.

SHARES AVAILABLE FOR FUTURE RESALE
----------------------------------

         As of April 30, 2004, options to purchase 1,750,000 shares of our common stock were outstanding. As of April 30, 2004, 4,127,200 shares of our common stock are believed to be capable of being sold or transferred without registration under the Securities Act of 1933.

HOLDERS
-------

         As of April 30, 2004, there were approximately 620 shareholders of record.

DIVIDENDS
---------

         We have never declared or paid a cash dividend. There are no restrictions on the common stock or otherwise that limit the ability of us to pay cash dividends if declared by the Board of Directors.

         The holders of common stock are entitled to receive dividends if and when declared by the Board of Directors, out of funds legally available therefor and to share pro-rata in any distribution to the shareholders. Generally, we are not able to pay dividends if after payment of the dividends, we would be unable to pay our liabilities as they become due or if the value of our assets, after payment of the liabilities, is less than the aggregate of our liabilities and stated capital of all classes.

         We do not anticipate declaring or paying any cash dividends in the foreseeable future.

         On April 2, 2004, we declared and paid a two for one stock split, effected as a stock dividend, to all of our shareholders.

EQUITY COMPENSATION PLANS
-------------------------

         None of our securities were authorized for issuance pursuant to any equity compensation plan as of December 31, 2003.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

         Except as is described below, we have not been a party to and none of our property has been or is subject to any pending or threatened legal, governmental, administrative or judicial proceedings. We have never been subject to a bankruptcy or receivership proceeding.

         In February 2004, PharmaStem commenced suit against CPI and certain of its competitors alleging infringement of PharmaStem patents. Management of CPI determined to settle, rather than to litigate, this matter. As a result, PharmaStem and CPI entered into a Patent License Agreement in March 2004.

         Pursuant to the Patent License Agreement, CPI may, on a non-exclusive basis, collect, process and store cord blood utilizing PharmaStem technology and processes covered by the patents for so long as the patents may remain in effect. CPI is obligated under the Patent License Agreement to pay royalties to PharmaStem of 15% of all revenues generated by CPI from the collection and storage of cord blood on and after January 1, 2004. Other than royalties, no amount is payable by CPI to PharmaStem. All litigation between the parties was dismissed and all prior claims were released.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
         --------------------------------------------
         ON ACCOUNTING AND FINANCIAL DISCLOSURE
         --------------------------------------

         There have been no changes in accountants. There have been no disagreements with our accountants on accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

         During the last three years, we issued the following Company securities pursuant to Section 4(2) of the Securities Act of 1933, based upon the limited number of offerees, their relationship to the Company, their status as accredited investors, the amount of securities offered in each offering, the size of the respective offerings, and the manner of each offering:

         In January 2003, three founders and employees of CPI acquired a total of 8,250 shares of common stock of CPI for nominal consideration. Each of the certificates representing shares of common stock of CPI contained a legend restricting transferability under the Securities Act of 1933.

         In the period from January through March 2004, one investor acquired a total of 1,145 shares of common stock of CPI for $185,000.00. Each of the certificates representing shares of common stock of CPI contained a legend restricting transferability under the Securities Act of 1933.

         In January 2004, three persons acquired a total of 1,000 shares of common stock of CPI for services. Each of the certificates representing shares of common stock of CPI contained a legend restricting transferability under the Securities Act of 1933.

         As of March 31, 2004, CBA acquired all of the shares of common stock of CPI from its shareholders in exchange for 10,395,000 shares of common stock of CBA pursuant to an Exchange Agreement dated March 31, 2004. Each of the certificates representing shares of common stock of CBA contained a legend restricting transferability under the Securities Act of 1933.

         In April 2004, we declared and paid a two for one stock split effected as a stock dividend to all of the shareholders of CBA. This transaction did not constitute a "sale" within the meaning of the Securities Act of 1933.

         In April 2004, two former employees of CPI acquired a total of 20,000 shares of common stock of CBA in exchange for the termination of certain agreements and the exchange of general releases. Each of the certificates representing shares of common stock of CBA contained a legend restricting transferability under the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the laws of the State of Florida. The Florida Business Corporation Act contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided said officers or directors acted in good faith.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART F/S.  FINANCIAL STATEMENTS.
           --------------------

CBA Financial Statements:

         Independent Auditor's Report

         Balance Sheet as of December 31, 2003

         Statements of Operations for the years ended December 31, 2003 and 2002 and for the period from October 12, 1999 (Inception) to December 31, 2003

         Statement of Changes in Stockholders' Equity for the years ended
           December 31, 2003 and 2002 and for the period from October 12, 1999 (Inception) to December 31, 2003

         Statements of Cash Flows for the years ended December 31, 2003 and 2002 and for the period from October 12, 1999 (Inception) to December 31, 2003

         Notes to Financial Statements


CPI Financial Statements:

         Balance Sheet as of December 31, 2003

         Statement of Operations for the year ended December 31, 2003

         Statement of Capital Deficit for the year ended December 31, 2003

         Statement of Cash Flows for the year ended December 31, 2003

         Notes to Financial Statements

                            CORD BLOOD AMERICA, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS


                                December 31, 2003



                               Table of Contents


Independent Auditor's Report............................................29


Financial Statements:

       Balance Sheets...................................................30

       Statements of Operations.........................................31

       Statements of Stockholder's Equity...............................32

       Statements of Cash Flows.........................................33


Notes to Financial Statements...........................................34

                    TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
                CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

           AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders of Cord Blood America, Inc.:


We have audited the accompanying balance sheet of Cord Blood America, Inc. (formerly known as D & A Lending, Inc.), a development stage company, (the "Company") as of December 31, 2003 and the related statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2003 and 2002, and for the cumulative development stage from October 12, 1999 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cord Blood America, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, and for the cumulative development stage from October 12, 1999 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As Discussed in Note 2 to the financial statements, the Company is dependent upon raising additional capital and/or completing a merger or purchase of another company to implement a business plan. The uncertainty of the ability to successfully implement a business plan raises substantial doubt about its ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.


/s/ TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.


Orlando, Florida
April 5, 2004

                            CORD BLOOD AMERICA, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                               December 31, 2003

Assets:
            Total assets                                  $    --
                                                          =======


Liabilities:
            Total liabilities                             $    --

Stockholder's equity:
     Common stock                                           1,400
     Deficit accumulated during the development stage      (1,400)
                                                          -------

            Total stockholder's equity                         --
                                                          -------

            Total liabilities and stockholders equity     $    --
                                                          =======

See accompanying notes to the financial statements.

                            CORD BLOOD AMERICA, INC.
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                        YEAR ENDED          YEAR ENDED          OCTOBER 12, 1999
                                       DECEMBER 31,        DECEMBER 31,          (INCEPTION) TO
                                           2003                2002             DECEMBER 31, 2003
                                       ------------        -------------        -----------------
Revenue                                  $    --               $    --                    --

Expenses:
   General and administrative                 --                    --                 1,400
                                              --               -------                ------

             Net loss                                          $    --                (1,400)
                                         $    ==               =======                ======

See accompanying notes to the financial statements.

                            CORD BLOOD AMERICA, INC.
                         (A Development Stage Company)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

               For the years ended December 31, 2003 and 2002 and the period from October 12, 1999 (inception) to December 31, 2003

                                                              DEFICIT ACCUMULATED
                                          COMMON   COMMON    DURING THE DEVELOPMENT
                                          SHARES    STOCK            STAGE            TOTAL
                                       ----------   ------           ------           ------

Balance, October 12, 1999 (inception)          --   $   --               --               --

Issuance of stock for services         24,000,000    1,400               --            1,400

Net loss                                       --       --           (1,400)          (1,400)
                                       ----------   ------           ------           ------

Balance, December 31, 2000             24,000,000    1,400           (1,400)              --
                                       ----------   ------           ------           ------

Shares issued (See Note 1)                127,200       --               --               --

Net loss                                       --       --               --               --
                                       ----------   ------           ------           ------

Balance, December 31, 2001             24,127,200    1,400           (1,400)              --
                                       ----------   ------           ------           ------

Net loss                                       --       --               --               --
                                       ----------   ------           ------           ------

Balance, December 31, 2002             24,127,200    1,400           (1,400)              --
                                       ----------   ------           ------           ------

Net loss                                       --       --               --               --
                                       ----------   ------           ------           ------

Balance, December 31, 2003             24,127,200   $1,400           (1,400)              --
                                       ==========   ======           ======           ======

See accompanying notes to the financial statements.

                            CORD BLOOD AMERICA, INC.
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED         YEAR ENDED         OCTOBER 12, 1999
                                                                 DECEMBER 31,       DECEMBER 31,        (INCEPTION) TO
                                                                    2003               2002            DECEMBER 31, 2003
                                                                 ------------       ------------       -----------------
Cash flows from operating activities:
     Net loss                                                     $  --                 --              (1,400)
     Adjustments to reconcile net loss to net cash
        operating activities:
          Stock issued for services                                  --                 --               1,400
                                                                  -----               ----              ------

            Net cash provided by operating activities                --                 --                  --
                                                                  -----               ----              ------

            Net change in cash                                       --                 --                  --

Cash at beginning of period                                          --                 --                  --
                                                                  -----               ----              ------

Cash at end of period                                             $  --                 --                  --
                                                                  =====               ====              ======

See accompanying notes to the financial statements.

                            CORD BLOOD AMERICA, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                October 12, 1999 (Inception) to December 31, 2003

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    DESCRIPTION OF BUSINESS

              Cord Blood America, Inc. (A Development Stage Company) (the "Company") has been in the development stage since its incorporation in Florida on October 12, 1999. The Company's former name was D & A Lending, Inc. The Company has not generated revenues from operations. The Company's headquarters are located in Miami, Florida.

              The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. See Note 2 to the financial statements for a discussion of management's plans and intentions.

       (B)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

       (C)    PREFERRED STOCK

              The Company has 5,000,000 shares of preferred stock authorized. No preferred stock has been issued.

       (D)    COMMON STOCK

              The Company has 50,000,000 shares of non-par common stock authorized. In January 2000, the Company issued 12,000,000 shares of its common stock (24,000,000 as adjusted for the subsequent two for one stock split) for services. The services were valued at $1,400. During 2001, the Company issued 63,600 shares of stock (127,200 as adjusted for the subsequent two for one stock split) in connection with a bankruptcy case. No value was assigned to the 63,600 shares of stock issued. As disclosed in Note 3 subsequent to year end, the Company changed its' authorized shares to 100,000,000.

                            CORD BLOOD AMERICA, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       (E)    INCOME TAXES

              The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date. Deferred tax assets resulting principally from operating losses have been fully reserved.

       (F)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from these estimates.


(2)    MANAGEMENT PLANS AND INTENTIONS

       Management of the Company is developing its business plan and anticipates a merger with or purchase of another company. However, as of December 31, 2003, the success of achieving the objectives discussed above, as well as the ultimate profitability of the Company's operations once the development stage has ended, cannot be determined at this time.

       The accompanying financial statements have been prepared assuming that the Company will implement a successful business plan. The Company is dependent upon raising additional capital and/or completing a merger or purchase of another company to implement a business plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3)    SUBSEQUENT EVENTS

       In March 2004, the board of directors of the Company amended their articles of incorporation to authorized 5,000,000 shares of $.0001 par value preferred stock and 100,000,000 shares of $.0001 par value common stock.

       Effective March 31, 2004, the Company entered into an Agreement for the Exchanges of Common Stock (the "Agreement") with Cord Partners, Inc., ("CPI") where the Company is to issue 10,395,000 shares of common stock, (20,790,000 as adjusted for the subsequent two for one stock split) for all of the outstanding stock of CPI, a company in the business of collecting, processing and cryogenically storing umbilical cord blood. In accordance with the agreement, 9,950,000 shares (19,900,000 shares as adjusted for a subsequent two for one stock split) of the Company, were cancelled so that majority ownership is now with the shareholders of CPI and CPI is a wholly owned subsidiary of the Company.

       In April 2004, the board of directors of the Company declared and paid a two for one stock split, effected as a stock dividend to it's shareholders. Amounts in the accompanying financial statements have been changed to reflect this stock split.

       In April 2004, the Company entered into Employment agreements (collectively, the "Employment Agreements") with three executives to run the daily operations of the Company and sit on the board of directors. The Employment Agreements include terms ranging from one to five-year periods and include compensation in the form of salary, bonuses, and vehicle reimbursements.

       In April 2004, the Company entered into five Stock Option Agreements (collectively, the "Option agreements") with the executives and members of the board of directors. The Option Agreements grant 1,750,000 shares of common stock at an exercise price of $.25 per share, which expire 10 years after the grant date. The options vest 25% per year over a period of four years.

       In April 2004, the Company issued 20,000 shares of common stock to former employees of Cord Partners, Inc. in connection with the termination of employment agreements.

                               CORD PARTNERS, INC.


                              FINANCIAL STATEMENTS


                                December 31, 2003



                                Table of Contents
                                -----------------


Independent Auditor's Report.............................................38


Financial Statements:

       Balance Sheet.....................................................39

       Statement of Operations ..........................................40

       Statement of Capital Deficit......................................41

       Statement of Cash Flows...........................................42


Notes to Financial Statements............................................43

                    TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
                CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

           AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors of
       Cord Partners, Inc.


We have audited the accompanying balance sheet of Cord Partners, Inc. (the "Company") as of December 31, 2003, and the related statement of operations, capital deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cord Partners, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company needs to obtain substantial additional funding to execute its business plan. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.


Orlando, Florida
March 22, 2004

                              CORD PARTNERS, INC.

                                 BALANCE SHEET

                               December 31, 2003


                           ASSETS
                           ------

Current assets:
     Cash                                                       $ 10,199
     Accounts receivable, net of allowance for
         doubtful accounts of $1,910                              10,055
                                                                --------

             Total assets                                       $ 20,254
                                                                ========


                  LIABILITIES AND CAPITAL DEFICIT
                  -------------------------------

Current liabilities:
     Accounts payable                                           $ 36,121
     Deferred revenue                                             19,534
     Due to officer                                                5,000
                                                                --------

         Total liabilities                                        60,655

Capital deficit
     Common stock, no par value, 100,000 shares authorized,
         8,250 shares issued and outstanding                       5,437
     Accumulated deficit                                         (45,838)
                                                                --------

         Total capital deficit                                   (40,401)
                                                                --------

         Total liabilities and capital deficit                  $ 20,254
                                                                ========

See accompanying notes to the financial statements.

                              CORD PARTNERS, INC.

                             STATEMENT OF OPERATIONS

                               December 31, 2003


Revenue                                 $ 281,175

Cost of services                         (198,770)
                                        ---------

             Gross profit                  82,405

Administrative and selling expenses       128,243
                                        ---------

            Net loss                    $ (45,838)
                                        =========

See accompanying notes to the financial statements.

                               CORD PARTNERS, INC.

                          STATEMENT OF CAPITAL DEFICIT

                      For the year ended December 31, 2003

                                           COMMON STOCK
                                      ----------------------                         ACCUMULATED
                                      SHARES          AMOUNT          DEFICIT            TOTAL
                                      ------          ------          -------        -----------

Shares issued at inception             8,250          $   83               --                83

Contributions                             --           5,354               --             5,354

Net loss                                  --              --          (45,838)          (45,838)
                                       -----          ------          -------           -------

Balances at December 31, 2003          8,250          $5,437          (45,838)          (40,401)
                                       =====          ======          =======           =======

See accompanying notes to the financial statements.

                               CORD PARTNERS, INC.

                             STATEMENT OF CASH FLOWS

                      For the year ended December 31, 2003


Cash flows from operating activities:
     Net loss                                                        $(45,838)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
            Provision for uncollectible accounts                        1,910
            Changes in operating assets and liabilities
               Accounts receivable                                    (11,965)
               Accounts payable                                        36,121
               Deferred revenue                                        19,534
                                                                     --------

                  Net cash used in operating activities                  (238)

Cash flows from financing activities:
     Proceeds from issuance of common stock                                83
     Proceeds from advance from officer                                 5,000
     Contributions                                                      5,354
                                                                     --------

                  Net cash provided by financing activities            10,437
                                                                     --------

                  Net increase in cash                                 10,199

Cash, at beginning of year                                                 --
                                                                     --------

Cash, at end of year                                                 $ 10,199
                                                                     ========

See accompanying notes to the financial statements.

                               CORD PARTNERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2003

                                       10

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    DESCRIPTION OF BUSINESS

              Cord Partners, Inc, (the "Company") was incorporated in the State of Florida on January 1, 2003. The Company is in the business of collecting, processing, and cryogenically storing umbilical cord blood. The Company's headquarters are located in Los Angeles, California.

              The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. See Note 2 to the financial statements for a discussion of management's plans and intentions.

       (B)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

       (C)    ACCOUNTS RECEIVABLE

              Accounts receivable consist of the amounts due for the processing and storage of umbilical cord blood. The allowance for doubtful accounts is estimated based upon historical experience. The allowance is reviewed periodically and adjusted for accounts deemed uncollectible by management.

(D)      DEFERRED REVENUE

              Deferred revenue consists of payments for enrollment in the program and processing and storage of umbilical cord blood by customers whose samples have not been collected, as well as the pro-rata share of annual storage fees for customers whose samples were placed in storage during the year.

       (E)    COMMON STOCK

              The Company has 100,000 shares of common stock authorized. At inception, the Company issued 8,250 shares of its common stock to the newly appointed officers. The stock was valued at $.01 per share.

                               CORD PARTNERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       (F)    REVENUE RECOGNITION

              The Company provides a combination of products and services to customers. This combination arrangement is evaluated under Emerging Issues Task Force Issues ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"). EITF 00-21 addresses certain aspects of accounting for arrangements under multiple revenue generating activities. The Company has elected early adoption of EITF 00-21.

              The Company recognizes revenue from processing fees upon the completion of processing and storage fees ratably over the contractual storage period. Enrollment fees and related direct and incremental costs associated with these fees are deferred and recognized once the processing of the umbilical cord blood is complete.

       (G)    COST OF SALES

              Cost of sales represents the expenses resulting from the shipment, processing, testing, and storage of the umbilical cord blood.

       (H)    ADVERTISING

              All costs associated with advertising and promoting the Company are expensed in the year incurred. Advertising expense totaled approximately $69,000 for the year ended December 31, 2003.

       (I)    INCOME TAXES

              The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date. Deferred tax assets resulting principally from operating losses have been fully reserved and expired through 2023.

                               CORD PARTNERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       (J)    CONCENTRATIONS OF RISK

              Relationships and agreements which potentially expose the Company to concentrations of credit risk consist of the Company's use of one source for the processing and storage of all umbilical cord blood, one source for its collection kits, and one source for the development and maintenance of a website. The Company believes alternative sources are available for each of these concentrations.

       (K)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(2)    MANAGEMENT PLANS AND INTENTIONS

       Management of the Company continues to execute its business plan while anticipating a merger with another company. However, as of December 31, 2003, the success of achieving the objectives discussed above, as well as the ultimate profitability of the Company's operations cannot be determined.

       The accompanying financial statements have been prepared assuming the Company will implement a successful business plan. The Company is dependant upon raising additional capital and/or completing a merger with another company to continue in existence. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Subsequent to year-end, the company entered into a share exchange agreement with Cord Blood America, Inc. ("CBA"). The Company will be a wholly owned subsidiary of CBA. (See Note 7)

(3)    COMMITMENTS AND CONTINGENCIES

       The Company is operating under an agreement with a not-for-profit company to test and store all umbilical cord blood samples collected. The agreement has a 10-year term, beginning January 1, 2003, and can be terminated by either party giving a 90-day notice. If the agreement is not terminated within 120-days of the end of the initial term, the agreement will renew on an annual basis for successive one-year terms.

                               CORD PARTNERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

(4)    SALES CONTRACTS

       The Company has sales contracts totaling $27,375 as of December 31, 2003 for the processing and storage of umbilical cord blood. In accordance with the Company's revenue recognition policy, these sales contracts, for which no payment has been received, are excluded from the accompanying financial statements. These sales contracts will be recognized as income and deferred revenue as the umbilical cord blood is processed and stored.

(5)    RELATED PARTY TRANSACTIONS

       In December 2003, the Company received $5,000 as a short term, non-interest bearing advance from an officer of the Company. Subsequent to year-end, this advance was repaid.

       During 2003, an officer of the company contributed $5,354 to the Company to provide working capital.

(6)    WEB DEVELOPMENT AGREEMENT

       In January 2003, the Company entered into a Web Development and Maintenance Agreement (the "Web Agreement") for the development and maintenance of a website. The Web Agreement stipulates the Company does not own the website; however, the Company maintains a license to utilize the site as long as the Web Agreement is in effect. The Web Agreement calls for commissions to be paid on sales and requests for information resulting in a sale generated through the website. The Web Agreement has an initial 3-year term and renews automatically for additional 3-year periods unless either party provides written notice at least 30 days prior to the end of the term. During 2003, the Company paid approximately $17,500 relating to the Web Agreement. (See Note 7)

(7)    SUBSEQUENT EVENTS

       In January 2004, the Company sold 1,145 shares of common stock for $185,000. The terms call for payments to be made over a three-month period. All amounts have been paid to the Company as of March 15, 2004.

       In January 2004, the Company issued 1,000 shares of common stock for professional services. The stock was valued at $.01 per share.

       Effective February 2004, the Company entered into a month-to-month rental agreement for office space and certain office equipment. The rental agreement calls for payments of approximately $2,900 per month.

                               CORD PARTNERS, INC.

                          NOTES TO FINANCIAL STATEMENTS

(7)    SUBSEQUENT EVENTS, CONTINUED

       In February 2004, the Company entered into a Receivables Agreement whereby, at the customer's discretion, the products and services purchased can be financed through an unrelated finance company. The Company paid a $500 origination fee in conjunction with executing the Receivables Agreement.

       In March 2004, the Company entered into a Patent License Agreement with the holder of patents utilized in connection with the collection, processing, and storage of umbilical cord blood to settle litigation against the Company for alleged patent infringements. The Patent License Agreement calls for royalties of 15% with a minimum of $225, on all revenues generated by the Company for collection and storage of cord blood after January 1, 2004 until the patents expire.

       In March 2004, the Company cancelled the existing Web Agreement and signed a new Web Design and Maintenance Agreement. The new agreement replaces the commission payments with a flat monthly fee of $5,000 per month from March 2004 through May 2004 and $10,000 per month from June 2004 until termination of the Web Agreement. The new Web Agreement also contains the potential for the issuance of stock options upon successful completion of a share exchange. Options for 150,000 shares of common stock are to be issued at an exercise price of $.25 per share followed by options for another 150,000 shares to be issued one year later at an exercise price of $1 per share. The options would be issued from the acquiring company. The new Web Agreement expires in March 2005.

       Effective March 31, 2004, the Company entered into an Agreement for the Exchange of Common Stock (the "Agreement") with CBA where the Company will exchange all of its outstanding shares of stock for 10,395,000 (20,790,000 shares as adjusted for a subsequent two for one stock split) of CBA common stock. As a result of the Agreement, majority ownership of CBA will be with the shareholders of Cord Partners, Inc. and the Company will become a wholly owned subsidiary of CBA.

PART III

INDEX TO EXHIBITS
-----------------

2.0 Exchange Agreement dated as of March 31, 2004 by and between Cord Blood America, Inc. and certain shareholders of Cord Partners, Inc.

3.0               Amended and Restated Articles of Incorporation of Cord Blood
                  America, Inc.

3.1               Amended and Restated Bylaws of Cord Blood America, Inc.

4.0               Form of Common Stock Share Certificate of Cord Blood America,
                  Inc.

10.0 Patent License Agreement dated as of January 1, 2004 between PharmaStem Therapeutics, Inc. and Cord Partners, Inc.

10.1 Service Agreement dated as of February 15, 2004 by and between Bergen Community Regional Blood Center and Cord Partners, Inc.

10.2 Web Development and Maintenance Agreement dated March 18, 2004 by and between Gecko Media, Inc. and Cord Partners, Inc.

10.3 Employment Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Matthew L. Schissler

10.4 Employment Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Stephanie A. Schissler

10.5 Stock Option Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Matthew L. Schissler

10.6 Stock Option Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Stephanie A. Schissler

10.7 Stock Option Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Joseph R. Vicente

10.8 Stock Option Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Stephen Weir

10.9 Stock Option Agreement dated April 29, 2004 by and between Cord Blood America, Inc. and Gecko Media, Inc.

21.0              Subsidiaries of the Registrant


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

                                 SIGNATURE PAGE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Cord Blood America, Inc.



Date:  May 6, 2004                     By:  /s/ Matthew L. Schissler
                                            ------------------------
                                            Matthew L. Schissler,
                                            Chairman and Chief Executive Officer
                                            and Principal Accounting Officer


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